Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2012	For the Twelve Months Ended December 31, 2011	For the Three Months Ended March 31, 2011
Earnings
Net Income for Common Stock	$277	$1,051	$311
Preferred Stock Dividend	3	11	3
(Income) or Loss from Equity Investees	1	—	2
Minority Interest Loss	—	—	—
Income Tax	134	600	169

Pre-Tax Income for Common Stock	$415	$1,662	$485
Add: Fixed Charges*	161	642	165
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	5	19	5

Earnings	$571	$2,285	$645

* Fixed Charges
Interest on Long-term Debt	$141	$562	$141
Amortization of Debt Discount, Premium and Expense	4	20	6
Interest Capitalized	—	—	—
Other Interest	5	18	7
Interest Component of Rentals	6	23	6
Pre-Tax Preferred Stock Dividend Requirement	5	19	5

Fixed Charges	$161	$642	$165

Ratio of Earnings to Fixed Charges	3.5	3.6	3.9